Exhibit 21.1

Subsidiaries of LMP Automotive Holdings, Inc.

Name of Subsidiary	Jurisdiction
601 NSR, LLC	Delaware
LMP Motors.com, LLC	Delaware
LMP Finance, LLC	Delaware
LMP Automotive Holdings, LLC	Delaware